EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE
REPORTS THIRD QUARTER 2012 RESULTS

Net sales increase 11% year-to-date;

Increase in cash flow from operations of 101% year-to-date

Portland, Ore. (November 7, 2012) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, reported net sales of $127.4 million and net income of $2.2 million for the nine months ended September 30, 2012, as compared with net sales of $114.3 million and net income of $9.4 million a year ago, which included an after-tax gain of $6.5 million from the sale of our minority interest in Fulton Street Brewery, LLC (“FSB”). Earnings per share ("EPS") on a fully diluted basis for the year-to-date period were $0.12 as compared with $0.50 for the same period last year, which included $0.34 from the FSB sale.

Significant year-to-date highlights include:

•	Net sales increased $13.1 million, or 11%, to $127.4 million versus last year
•	Total beer shipments increased 6%, while depletions grew 5% for the period
•	Gross profit percentage of 30.4% as compared to 31.0% last year
•	Cash provided by operations increased to $10.0 million for the period compared to $5.0 million last year
•	Introduction of Omission beer, the first craft beer brand in the United States focused exclusively on brewing great tasting traditional craft beers that are specially crafted to remove gluten
•	Introduction of Kona Big Wave Golden Ale to the mainland, previously only available in Hawaii
•	Introduction of two brands in 12-ounce aluminum cans
•	Revised full year guidance calls for depletion growth of 6-8% and revenue growth of 11-13% with fully diluted EPS guidance of $0.12-$0.17

“We are pleased with the progress of our portfolio strategy and are looking forward to a strong 4th quarter,” said Terry Michaelson, CBA’s CEO. “While we had anticipated better financial performance during the third quarter, we feel strongly about our unique and advantaged strategy in the craft beer segment. Heading into the remainder of 2012, we are very encouraged by the current industry off-premise data which shows our Kona and Redhook brand families to be outpacing a number of our large craft beer competitors.”

Craft Brew Alliance Reports Third Quarter 2012 Results

Financial Outlook

Based on year-to-date and anticipated future performance levels, we are updating components of our 2012 guidance as follows.  Full year selling, general and administrative (“SG&A”) and capital expenditure guidance remains unchanged.

•	Depletion growth estimate of 6% to 8%, reflecting the continued strength of the Kona, Redhook and Omission brands offset by softness in the Widmer Brothers brand. Previous guidance was 8% to 10%.
•	Sales growth of approximately 11% to 13%. Previous guidance was 13% to 15%.
•
Gross margin rate of minus 50 basis points to flat versus last year, reflecting brewery productivity and positive product mix offset by pressure from grain prices and distribution costs. Previous guidance was flat to plus 50 basis points.

•	SG&A expense ranging from $43 million to $45 million, reflecting continued investment in sales and marketing initiatives. No change from previous guidance.
•	Diluted EPS in the range of $0.12 to $0.17. Previous guidance was $0.20 to $0.25.
•	Capital expenditures of approximately $8.5 million to $9.5 million, continuing our investments in capacity and efficiency improvements, and quality initiatives. No change from previous guidance.

We will provide our full-year 2013 financial outlook as we complete our 2013 planning process within the next two months.  In 2013, we expect meaningful growth in both revenue and earnings reflecting the overall strength of our portfolio strategy, operating expense leverage and SG&A leverage.

Operating Results

Net sales for the nine months ended September 30, 2012 were $127.4 million, an increase of $13.1 million, or 11%, from net sales of $114.3 million for the same period of 2011. A combination of factors drove the increase, including increased shipments, a decrease in master distributor fees, price increases for our beers sold to wholesalers and an increase in revenues earned from our pubs.

Net sales for the quarter ended September 30, 2012 were $44.6 million, an increase of $4.1 million, or 10%, from net sales of $40.5 million for the same quarter last year, primarily as a result of price increases for our beers sold to wholesalers and an increase in revenues earned from our pubs. Net income for the quarter ended September 30, 2012 was $0.9 million, or $0.05 per diluted share. This was a decrease of $0.3 million from our net income of $1.2 million, or $0.07 per diluted share, for the same quarter in 2011, primarily as a result of additional commercial operation spending targeted towards accelerating existing brands, introducing new brands, and continuing the build-out of our national sales team.

Total shipments for the nine-month period ended September 30, 2012 grew 6% to 549,700 barrels, an increase of 29,200 barrels, from 520,500 barrels for the same period of 2011, primarily reflecting the increase in shipments to wholesalers. Total shipments for the quarter also grew, up 7,800 barrels, or 4%, to 189,300 barrels from last year, also as a result of increased shipments to wholesalers. Partially offsetting the increase in the third quarter was a decline in contract brewing shipments as a result of terminating our contract brewing agreement with FSB.

Gross margin as a percentage of net sales declined 62 basis points for the nine months ended September 30, 2012, reflecting increased distribution and grain costs in the first nine months of 2012 as compared with the same period of 2011. These unfavorable factors were partially offset by decreased distributor fees and increased selling prices for our beers.

Craft Brew Alliance Reports Third Quarter 2012 Results

SG&A expense of $34.5 million for the nine-month period ended September 30, 2012 increased $4.0 million, or 13%, from $30.5 million for the same period of 2011. As discussed above, this increase reflects our continuing investment in commercial operation initiatives to remain a leader in the intensely competitive craft beer segment. The increase in SG&A was partially offset by lower packaging design and development costs.

“Our year-to-date sales growth of 11% along with strong cash flows demonstrate the fundamental strength of our business and strategy,” said Mark Moreland, CBA’s CFO. “We have revised our sales, gross margin and EPS guidance for 2012 as we were anticipating both faster traction from key in-market initiatives which have begun to generate results in the fourth quarter and higher second half gross margin.  While not satisfied with our projected full year performance, we are confident that our investments in our brands, sales and operating infrastructure will drive significant long-term top-line growth and improved profitability.”

Cash Flow and Liquidity

Our cash and cash equivalent balance was $3.5 million, an increase of $2.9 million year-to-date. Cash provided by operating activities was $10.0 million for the nine months ended September 30, 2012 compared with $5.0 million for the same period of 2011. The $5.0 million increase was primarily due to improved working capital. Capital expenditures for the nine-month periods ended September 30, 2012 and 2011 were $7.8 million and $6.6 million, respectively. Capital expenditures in both periods included projects designed to increase our capacity and improve efficiency.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2011. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. Craft Brew Alliance launched Omission beer in 2012.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten.

Craft Brew Alliance Reports Third Quarter 2012 Results

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Sales	$47,951	$43,633	$137,121	$123,442
Less excise taxes	3,363	3,156	9,770	9,172
Net sales	44,588	40,477	127,351	114,270
Cost of sales	30,964	27,762	88,682	78,869
Gross profit	13,624	12,715	38,669	35,401
as percentage of net sales	30.6%	31.4%	30.4%	31.0%
Selling, general and administrative expenses	11,907	10,530	34,502	30,489
Operating income	1,717	2,185	4,167	4,912
Interest expense	(165)	(205)	(496)	(747)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	—	—	10,398
Income from equity investments, interest and other, net	10	22	4	733
Income before income taxes	1,562	2,002	3,675	15,296
Income tax provision	614	771	1,470	5,889
Net income	$948	$1,231	$2,205	$9,407
Earnings per share:
Basic and diluted earnings per share	$0.05	$0.07	$0.12	$0.50
Weighted average shares outstanding:
Basic	18,872	18,843	18,858	18,831
Diluted	18,954	18,935	18,932	18,936

Total shipments (in barrels):
Core Brands	177,900	165,300	507,200	482,000
Contract Brewing	11,400	16,200	42,500	38,500
Total shipments	189,300	181,500	549,700	520,500

Depletion growth rate (over the same period from the prior year)	4%	9%	5%	7%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2012	2011

Current assets:
Cash	$3,475	$618
Accounts receivable, net	11,712	12,670
Inventories	11,409	10,128
Deferred income tax asset, net	1,469	704
Other current assets	3,414	2,494
Total current assets	31,479	26,614
Property, equipment and leasehold improvements, net	103,581	100,597
Goodwill	12,917	12,917
Intangible and other non-current assets, net	18,011	18,330
Total assets	$165,988	$158,458

Current liabilities:
Accounts payable	$13,362	$11,866
Accrued salaries, wages and payroll taxes	4,445	3,909
Refundable deposits	8,551	7,342
Other accrued expenses	877	1,304
Current portion of long-term debt and capital lease obligations	632	585
Total current liabilities	27,867	25,006
Long-term debt and capital lease obligations, net	12,633	13,371
Other long-term liabilities	17,706	16,001
Total common shareholders' equity	107,782	104,080
Total liabilities and common shareholders' equity	$165,988	$158,458

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2012	2011

Cash Flows From Operating Activities:
Net income	$2,205	$9,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,518	5,375
Income from equity investments	—	(691)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	(10,398)
Deferred income taxes	992	4,905
Other, including stock-based compensation and excess tax benefit from employee stock plans	(85)	334
Changes in operating assets and liabilities:
Accounts receivable	1,196	(1,320)
Inventories	(1,962)	(1,441)
Other current assets	(598)	739
Other assets	—	(382)
Accounts payable and other accrued expenses	2,173	(2,024)
Accrued salaries, wages and payroll taxes	(79)	(144)
Refundable deposits	682	637
Net cash provided by operating activities	10,042	4,997

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(7,769)	(6,637)
Proceeds from sale of property, equipment and leasehold improvements and other	37	101
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	418	15,075
Net cash provided by (used in) investing activities	(7,314)	8,539

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(440)	(5,605)
Net borrowings under revolving line of credit	—	(7,500)
Issuance of common stock	13	23
Excess tax benefit from employee stock plans	379	—
Net cash used in financing activities	(48)	(13,082)
Increase in cash	2,680	454
Cash, beginning of period	795	164
Cash, end of period	$3,475	$618

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Net income	$948	$1,231	$2,205	$9,407
Interest expense	165	205	496	747
Income tax provision	614	771	1,470	5,889
Depreciation expense	1,695	1,660	5,328	5,131
Amortization expense	62	64	190	244
Gain on sale of equity interest in Fulton Street Brewery, LLC	-	-	-	(10,398)
Stock-based compensation	218	88	529	337
Adjusted EBITDA	$3,702	$4,019	$10,218	$11,357

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.